EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders, or the Meeting, of China Finance Online Co. Limited, or the Company, will be held on June 30, 2017 at 10:00 a.m., Beijing time, at the offices of the Company, 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing 100052, China, for the following purposes:

To approve the following resolutions by way of ordinary business as Ordinary Resolutions:

1.	To re-elect Jian Wang as a Director;

2.	To re-elect Yaowei Zhang as a Director;
3.	To approve the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2018 and to authorize the board of directors to determine their remuneration;

4.	To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2016 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from April 28, 2017, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from April 28, 2017, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from June 2, 2017, or through the website of SEC, at www.sec.gov, starting from June 2, 2017; and

To approve the following resolution by way of special business as an Ordinary Resolution:
5.	To authorize our board of directors unconditionally to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of this ordinary resolution until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which would or might require the exercise of such powers during or after the end of the Relevant Period.

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The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2016, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov.

Holders of record of American Depositary Shares, or ADSs, representing our ordinary shares at the close of business on May 30, 2017 (New York City time) and holders of our ordinary shares are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

By Order of the Board of Directors

/s/ Zhiwei Zhao
Zhiwei Zhao
Chairman of the Board of Directors

Beijing, China

Date: June 2, 2017

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YOUR VOTE IS IMPORTANT

IF YOU ARE A HOLDER OF OUR SHARES, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY TO THE COMPANY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE AND IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME SET FOR THE AGM. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

IF YOU ARE A HOLDER OF OUR ADSs, THE DEPOSITARY HAS SET JUNE 27, 2017 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.

CHINA FINANCE ONLINE CO. LIMITED

17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street
Xicheng District, Beijing, 100052, China

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 30, 2017 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing, 100052, China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about June 2, 2017.

Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2016, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the website of the U.S. Securities and Exchange Commission, or the SEC, at www.sec.gov.

Appointment of Proxies

Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Zhiwei Zhao, our Chairman of the Board, if you hold our ordinary shares and do not intend to attend the meeting, or to JPMorgan Chase Bank, N.A., if you hold American Depositary Shares, or ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Holders of ADSs representing our ordinary shares at the close of business on May 30, 2017 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting. As of May 30, 2017, 118,098,018 of our ordinary shares were issued and outstanding, of which 106,098,005 ordinary shares were represented by 21,219,601 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

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Voting and Solicitation

Each ordinary share is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder or shareholders present in person or by proxy demands in accordance with our Amended and Restated Articles of Association that a poll be taken.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by registered holders of ordinary shares in accordance with our Amended and Restated Articles of Association, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holder, the shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of American depositary receipts, or ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of May 30, 2017 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.

Upon receipt of instructions from holders of ADRs on or before 12:00 p.m., June 27, 2017 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on June 30, 2017, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.

To the extent such instructions are not received by JPMorgan Chase Bank, N.A. as depositary of ADSs from any holder of ADRs on or before 12:00 p.m., June 27, 2017 or in the manner required, we understand from the depositary that the depositary will, pursuant to the Deposit Agreement, deem such holder to have instructed the depositary to give a discretionary voting proxy to Mr. Zhiwei Zhao, our Chairman of the Board and Chief Executive Officer, who has been designated by the Company for such purpose, with full power to designate a substitute, to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares in the manner he deems fit.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act of our ordinary shares by:

●	each person known to us to own beneficially more than 5% of our ordinary shares; and

●	each of our directors and executive officers who beneficially own any of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 118,098,018 ordinary shares outstanding as of December 31, 2016.

* Unless otherwise specified, the business address of each shareholder set forth below is China Finance Online (Beijing) Co., Ltd., 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street , Xicheng District, Beijing, 100052.

Number of Shares Beneficially Owned
Name	Number	Percent
Directors and executive officers
Zhiwei Zhao	31,774,383	26.91%
Z. James Chen	*	*
Jian Wang	*	*
Yaowei Zhang	*	*
Jun (Jeff) Wang	2,537,240	2.15%
All current directors and executive officers as of December 31, 2016 as a group (5 persons)	34,417,223	29.14%

5% Shareholder
Zhiwei Zhao (1)	31,774,383	26.91%
IDG Technology Venture Investment, LP (2)	6,723,115	5.69%
IDG Technology Venture Investment, Inc. (3)	4,670,505	3.95%
Jianping Lu (4)	7,156,121	6.06%
Ling Zhang (5)	8,746,370	7.41%

*	Upon exercise of all options currently exercisable or vesting within 60 days of December 31, 2016, would beneficially own less than 1% of our ordinary shares.

(1)	Mr. Zhiwei Zhao is considered the beneficial owner of 31,774,383 ordinary shares of the Company, which consists of (i) 10,558,493 ordinary shares issued by the Company to C&F International Holdings Limited, whose parent company C&F Global Limited is wholly held by Mr. Zhiwei Zhao, on behalf of and exclusively for the benefit of the Company’s employees pursuant to the Company’s 2007 Plan and related Restricted Stock Issuance and Allocation Agreement; All the shares granted to C&F International Holdings Limited that have not been activated and vested by the end of calendar year 2012 have been forfeited to the Company; (ii) 11,000,000 ordinary shares from IDG Technology Venture Investment, Inc. as of December 31, 2016 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on November 14, 2011; (iii) 7,101,490 ordinary shares from Vertex Technology Fund (III) Ltd. as of December 31, 2016 to Grand Continental Holdings Limited, a British Virgin Islands company wholly held by Mr. Zhiwei Zhao, as disclosed in a Schedule 13D/A filed with the SEC on August 6, 2013; and (iv) 3,114,400 ordinary shares considered beneficially owned by Zhiwei Zhao upon exercise of all options and restricted shares exercisable or vesting within 60 days of December 31, 2016.

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(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investment, LP. as of December 31, 2016 in the form of 1,344,623 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC. Chi Sing Ho and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. The registered address of IDG Technology Venture Investment, LP is One Exeter Plaza, Boston, MA 02109, U.S.A.

(3)	Includes 4,670,505 ordinary shares held by IDG Technology Venture Investment, Inc. as of December 31, 2016 in the form of 934,101 ADSs, according to a Schedule 13G/A filed with the SEC dated February 8, 2013. IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., whose controlling shareholder is Patrick J. McGovern. Patrick J. McGovern is citizen of the United States of America. IDG Technology Venture Investment, Inc. and International Data Group, Inc. are each organized under the laws of the Commonwealth of Massachusetts. The registered address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Boston, MA 02109, U.S.A.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in our change in control.

PROPOSALS 1 AND 2

RE-ELECTION OF DIRECTORS

We have a staggered board of directors, which means half the number of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Any director appointed by the board of directors since the last annual general meeting shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our four directors having served the longest are required to retire by rotation at the 2017 annual general meeting.

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Our board of directors, at the recommendation of our nominations committee, has nominated each of Jian Wang and Yaowei Zhang for re-election as a director of the Company at the 2017 annual general meeting. Each nominee, if elected, would, subject to our Amended and Restated Articles of Association, hold office until such director’s successor is elected, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies appointing our Chairman will be voted, if authority to do so is not withheld, for the election of the nominees named below. Our board of directors has no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the directors, their ages as of May 30, 2017 and their principal positions with the Company are as follows:

Name	Age	Position

Directors Nominated for Re-Election

Jian Wang	54	Director
Yaowei Zhang	54	Director

Continuing Directors Not Standing for Re-Election by Rotation

Zhiwei Zhao	53	Chairman of the board of directors and CEO
Z. James Chen	51	Director
Jun (Jeff) Wang	46	Director

A brief biography of each director nominated for re-election at the Annual General Meeting is set forth below:

Jian Wang has been the president of Five Star Holdings Limited since 2013. Mr. Wang is a key founder of Jiangsu Five Star Appliances Corporation ("Five Star"), a key member of Best Buy Co., Inc. ("Best Buy"), the world leading provider of technology products, services and solutions. Mr. Wang was the Senior Global Vice President of Best Buy from 2012 to 2013. He was appointed to be the Global Vice President of Best Buy and Chief Executive Officer of Five Star in 2011 after the Best Buy's acquisition of Five Star in 2009. He led the joint venture of Five Star and Best Buy in 2006. Mr. Wang has been a major founder of Five Star and set up its retail merchandising system in 2001. Five Star has been awarded "China's Best Employer" for four consecutive years since 2009 under Mr. Wang's leadership and he himself has also been awarded "China's Best Entrepreneur on Employer's Development". In 2016, he was honored by China General Chamber of Commerce as the National Business Ethics Model. Mr. Wang obtained his Bachelor of International Economic Management from Jiangsu Provincial CPC School. He received postgraduate education majoring in Business Administration from the Business School of Nanjing University and he. He received his EMBA degree from China Europe International Business School (CEIBS).) and obtained EMBA degree from PBC School of Finance of Tsinghua University.

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Yaowei Zhang has been an Independent Director of Shanghai Everjoy Health Group Co., Ltd (formerly known as Shanghai Cimic Holdings Co., Ltd.) since March 2014. Mr. Zhang was also a Director of China Communication Telecom Services Co., Ltd. Mr. Zhang is the President of Yunshi Investment Management (Shanghai) Co., Ltd., Shanghai Daonan Culture Development Co. Ltd. and Shanghai Yunshi Culture Communication Co. Ltd and the founder of Dao Nan School in Shanghai. Mr. Zhang is the General Partner of Zhuhai Shenzhouyun Investment Fund, President of Zhuhai Yunzhou Investment Management Co. Ltd. and President of Zhuhai Yunshenzhou Investment Management Co., Ltd. Mr. Zhang has served as Vice President of China Communication, which is a nation-wide network and telecom operator. He has also served as Vice President of Shanghai People's Publishing House, General Manager of the advertising center of Jiefang Daily Group and Deputy Director of the department of television production of Shanghai TV Station. Mr. Zhang obtained his Ph.D. of Management Science and Engineering and Master of Business Administration from Tongji University, and he earned his Bachelor of Economic Law from Fudan University.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve proposals 1 and 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF THE ABOVE-NAMED NOMINEES.

A brief biography of each continuing director is set forth below:

Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. He was elected as the Chairman of our Board of directors as of April 2012 and continues to serve as the Chief Executive Officer of the company. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology and he obtained his EMBA degree from PBC School of Finance of Tsinghua University.

Jun (Jeff) Wang joined our company as Vice President of Finance in May 2006 and has served as our Chief Financial Officer from August 15, 2006 to May 15, 2017. He was appointed to serve as a member of our Board in May 2012. Mr. Wang was a Senior Manager in the Tax and Business Advisory Services at Deloitte Beijing Office before joining us. From 2002 to 2005 Jun Wang was founder and president of Miracle Professional Services Inc., a company that provided training and financial consulting services to finance professionals. Prior to that Mr. Wang worked in Deloitte’s Beijing, London and New York offices, providing tax and business advisory and management consulting services. Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a member of the U.S. Certified Management Accountants (“CMA”) and has a professional designation of Chartered Financial Analyst (“CFA”).

James (Zheng) Chen has been the Chief Financial Officer of Aoxing Pharmaceutical since February 2016. Prior to Aoxing, Dr. Chen was the Chief Financial Officer of Origin Agritech Limited since January 2012. Dr. Chen has also served as an Investment Manager at Abu Dhabi Investment Authority (ADIA) and he worked as an equity research analyst at Morgan Joseph and BB&T Capital Markets. Dr. Chen also worked as a Product Manager at Celanese and as a License Product Technology Manager at Univation Technologies, a joint venture between ExxonMobil and Dow Chemical. Dr. Chen received his Ph.D. Degree in Chemical Engineering from the University of Connecticut and his M.B.A degree from New York University. Mr. Chen has a professional designation of Chartered Financial Analyst (“CFA”).

Relationships among Directors or Executive Officers

There are no family relationships among any of our directors or executive officers.

Meetings and Committees of the Board of Directors

During 2016, our board of directors met in person or passed resolutions by unanimous written consent five times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2016, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent five times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

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Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Z. James Chen, Jian Wang and Yaowei Zhang are currently the members of the audit committee. Messrs. Jian Wang and Yaowei Zhang are currently the member of the compensation committee. Messrs. Jian Wang and Yaowei Zhang are currently the member of the nominations committee.

Independent Directors

We have determined that Messrs.  Z. James Chen, Jian Wang and Yaowei Zhang are “independent directors” within the meaning of Nasdaq Listing Rule 5605(a)(2).

Compensation of Directors

In 2016, we paid aggregate cash compensation of approximately $659,000 to our directors and executive officers as a group. In 2007, we granted to selected directors and officers the right to acquire 2,200,000 and 10,558,493 ordinary shares under the 2004 Stock Incentive Plan and the performance-based 2007 Equity Incentive Plan, respectively. In 2008, we granted to selected directors and officers the right to acquire 450,000 ordinary shares under the 2004 Stock Incentive Plan. In 2010, we granted to selected directors and officers the right to acquire 1,650,000 ordinary shares under the 2004 Stock Incentive Plan. In 2013, we granted to selected directors and officers the right to acquire 4,700,000 ordinary shares under the 2004 Stock Incentive Plan. In 2014, we granted to selected directors and officers the right to acquire 800,240, 1,099,555 and 300,000 ordinary shares under the 2004 Stock Incentive Plan, the amended Restricted Stock Issuance and Allocation Agreement of 2007 Plan and the 2014 Stock Incentive Plan. In 2015, we granted to selected directors and officers 650,000 restricted shares under the 2014 Stock Incentive Plan. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our Chief Executive Officer and Chief Financial Officer. Pursuant to the change in control agreements, if either the Chief Executive Officer or Chief Financial Officer is terminated without cause or resigns for good reason after a change-of-control of the Company has occurred, he is entitled to receive severance benefits from the Company.

PROPOSAL 3

APPROVAL OF INDEPENDENT AUDITORS

Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as our independent auditors for the term beginning on the date of the annual general meeting, June 30, 2017, and continuing until the next annual general meeting to be held in 2018.

In the event our shareholders fail to approve the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, subject to approval of our shareholders where necessary, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 3.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THE APPOINTMENT OF BDO CHINA SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP AS OUR INDEPENDENT AUDITORS FOR THE TERM ENDING AT THE NEXT ANNUAL GENERAL MEETING TO BE HELD IN 2018 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

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PROPOSAL 4

APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

AND REPORTS OF THE DIRECTORS AND THE AUDITORS

In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ended December 31, 2016 together with the Reports of the Directors and the Auditors thereon.

Our Annual Report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2016, together with the Report of Auditors thereon as required by Hong Kong law, can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual, or through the SEC’s website at www.sec.gov, starting from April 28, 2017. The Reports of the Directors can also be accessed through these websites starting from June 2, 2017.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS THEREON.

PROPOSAL 5

AUTHORIZATION TO BOARD TO ISSUE SHARES

Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders, unless pursuant to an offer made in proportion to their shareholdings. The shareholders may grant such power to the board of directors on an annual basis. According to Article 9 of our Amended and Restated Articles of Association, at each annual general meeting of the Company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares other than pursuant to an offer made pro rata to shareholders upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.

If this proposal 5 is approved by the shareholders, our board of directors will have the power generally, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 5 will permit the board of directors, among other things, to raise additional capital for the Company by issuing additional shares of the Company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.

Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of the Company. For example, our board of directors may issue additional ordinary shares and preference shares, if justified in doing so, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in the Company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 5 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.

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The Board of Directors recommends our shareholders to approve this proposal 5.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 5.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE DISCRETIONARY EXERCISE BY THE BOARD OF POWER TO ISSUE SHARES.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,,

/s/ Zhiwei Zhao
Zhiwei Zhao
Chairman of the Board of Directors

Date: June 2, 2017

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